

Meaningful Progress in Year One:
ITW's Enterprise Strategy at Work

Fourth Quarter 2013 Conference Call

Scott Santi, President & CEO
Michael Larsen, Senior Vice President & CFO
John Brooklier, Vice President Investor Relations

January 28, 2014



Forward-Looking Statements



Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2014 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2012 and Form 10-Q for the third quarter of 2013.

Non-GAAP Measures

Comparisons to the Company's 2012 financial results exclude the impacts of the divested Decorative Surfaces segment. The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures is contained throughout this presentation and is also available at our website www.itw.com under "Investor Relations".

Conference Call Playback



- Replay number: 800-570-8799; no pass code necessary

- Telephone replay available through midnight of February 11, 2014

- Webcast / PowerPoint replay available at www.itw.com

Q4 2013 Summary

- **Revenue of $3.55B, up 4.8%* … modestly improving environment**
  - 2.8% organic growth

- **Operating Margins of 17.7%, up 260 bps* … continued execution with discipline and focus**
  - Enterprise initiatives contribute 110 bps

- **Earnings per share of $0.92, up 43%***
  - Positive momentum for 2014

- **Free Operating Cash Flow at 147% of Net Income; 129% for Full Year**

- **Disciplined capital allocation**
  - Returned $2.9B to shareholders for full year

* Excludes 2012 impact of Decorative Surfaces business. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2013 Financial Summary



$ in Millions, except per share amounts	Q4 2013	Q4 2012	F/(U)
GAAP			
Operating Revenues	$ 3,554	$ 3,484	2.0%
Operating Income	$ 628	$ 524	19.8%
% of Revenues	*17.7%*	*15.0%*	*270 bps*
Diluted EPS from Continuing Operations	$ 0.92	$ 1.99	(53.8%)
Free Operating Cash Flow *	$ 597	$ 497	20.6%
Non-GAAP *			
Operating Revenues	$ 3,554	$ 3,391	4.8%
Operating Income	$ 628	$ 512	22.7%
% of Revenues	*17.7%*	*15.1%*	*260 bps*
Diluted EPS from Continuing Operations	$ 0.92	$ 0.65	42.9%

- Revenues increased 4.8% … 2.8% organic, 2.0% from acquisitions

- International organic revenues +3.3%, North America +2.6%

- Operating margins improved 260 bps

- Q4 EPS $0.92, up 43%

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2013 Operating Margins



	F/(U) to Prior Year		
	Total Revenue	Operating Income	Operating Margin
Organic Business			
Operating Leverage	2.8%	7.7%	70 bps
Changes in Variable Margin & Overhead Costs	-	15.4%	230 bps
Total Organic	2.8%	23.1%	300 bps
Acquisitions	2.0%	0.7%	(20 bps)
Restructuring	-	(1.1%)	(20 bps)
Adjusted Total	**4.8%**	**22.7%**	**260 bps**
Decorative Surfaces	(2.8%)	(2.9%)	10 bps
Total	**2.0%**	**19.8%**	**270 bps**

- Operating margins up 260 bps
    - Enterprise initiatives +110 bps
    - Operating leverage +70 bps
    - Price/cost +40 bps

- Margin expansion in all segments
    - Construction +310 bps
    - Food Equipment +250 bps
    - T&M/Electronics +250 bps
    - Automotive +160 bps

2013 Financial Summary



$ in Millions, except per share amounts	Full Year 2013	Full Year 2012	F/(U)
GAAP			
Operating Revenues	$ 14,135	$ 14,791	(4.4%)
Operating Income	$ 2,514	$ 2,475	1.6%
% of Revenues	*17.8%*	*16.7%*	*110 bps*
Diluted EPS from Continuing Operations	$ 3.63	$ 4.72	(23.1%)
Free Operating Cash Flow *	$ 2,160	$ 1,690	27.9%
Non-GAAP *			
Operating Revenues	$ 14,135	$ 13,870	1.9%
Operating Income	$ 2,514	$ 2,332	7.8%
% of Revenues	*17.8%*	*16.8%*	*100 bps*
Diluted EPS from Continuing Operations	$ 3.63	$ 3.21	13.1%

- Revenues increased 1.9%
  - +0.2% organic

- International organic revenues +1.2%, North America (0.5)%

- Operating margins +100 bps
  - Enterprise initiatives +80 bps
  - Price/cost +40 bps

- FY EPS $3.63, up 13%

- Free Cash Flow $2.2B
  - 129% of Net Income

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Meaningful Progress in Year One: ITW's Enterprise Strategy at Work

2013 Cash Flow



$ in Millions	Quarter		Full Year	
	Q4 2012	Q4 2013	2012	2013
Net cash provided by operating activities	$ 605	$ 708	$ 2,072	$ 2,528
Additions to plant and equipment	(108)	(111)	(382)	(368)
Free Operating Cash Flow *	**$ 497**	**$ 597**	**$ 1,690**	**$ 2,160**

% to Net Income   **147%**   **129%**







* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.
** Excludes Decorative Surfaces and discontinued operations.
*** Excludes Decorative Surfaces and Industrial Packaging. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

2013 Capital Allocation



Capital Allocation Priorities



- Organic Investments
- Dividends
- External Investments
  - Share Repurchases
  - Acquisitions

- Organic investments fully funded

- ~$700M dividends* in 2013

- $2.2B share repurchases / ~30M shares
  - Repurchased $1.1B / 14M shares in Q4'13
  - Expect to repurchase ~35M shares in '14

- Additional leverage at attractive rates to accelerate share repurchase program



Total Debt to Capital

Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
32%	33%	33%	33%	40%



Total Debt to Adjusted EBITDA**

Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
1.7	1.7	1.7	1.8	2.1

* Includes January 2013 $174M dividend payment accelerated to December 2012.
** See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2013 Revenue Growth by Region







Organic Growth Rates

- Total Company +3%

- North America +3%

- EMEA +2%

- Asia Pacific +4%
    - China +10%
    - Australia/New Zealand +6%

Note: Excludes 2012 impact of Decorative Surfaces revenue and impact of currency.

Q4 2013 Segment Results



$ in Millions	Q4 2013				F/(U) vs. prior year		
	Total Revenue	Operating Income	Operating Margin	Core Margin *	Total Revenue	Organic Revenue	Operating Margin
Test & Measurement and Electronics	$ 559	$ 88	15.7%	19.5%	1.2%	1.1%	250 bps
Automotive OEM	604	123	20.4%	20.5%	12.4%	11.2%	160 bps
Polymers & Fluids	472	76	16.0%	20.2%	(2.4%)	(1.2%)	20 bps
Food Equipment	547	107	19.5%	20.5%	9.7%	4.2%	250 bps
Welding	447	103	23.1%	23.7%	1.7%	0.0%	10 bps
Construction Products	422	58	13.8%	14.6%	(0.1%)	1.9%	310 bps
Specialty Products	510	91	17.9%	20.0%	9.1%	1.2%	50 bps
Intersegment	(7)						
Total Segments	**$ 3,554**	**$ 646**	**18.2%**	**20.0%**	**4.8%**	**2.8%**	**160 bps**
Decorative Surfaces					(100.0%)	(100.0%)	-
Unallocated	-	(18)					
Total Company	**$ 3,554**	**$ 628**	**17.7%**	**19.5%**	**2.0%**	**2.8%**	**270 bps**

* Core margin excludes intangible amortization, impairment, and other non-cash acquisition accounting items. See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q4 2013 Segment Commentary



	Organic Revenue Y/O/Y % Changes / Key Business Trends
Test & Measurement and Electronics	~ WW: +1% ~ Test & Measurement WW: +9%, as equipment orders improve ~ Total Electronics: (8%), as comps ease in Q4

Automotive OEM	~ WW: +11%
	  - NA: +13%
	  - International: +10%
	    - Europe: +10%
	    - Asia Pacific: +15%, due to robust China auto builds
	~ Auto builds: WW: +6%, NA: +6%, Europe: +3%, China: +18%

Polymers & Fluids	~ WW: (1%), due to PLS and exit of low margin businesses ~ WW Auto Aftermarket: flat ~ WW Polymers & Hygiene: (3%) ~ WW Fluids: (2%)

Food Equipment	~ WW: +4%, due to strength in North America
	~ Food Equipment NA: +7%
	  - Equipment: +7%; Service: +6%
	~ Food Equipment International: +2%
	  - Equipment: +2%
	  - Service: +0.4%

Welding	~ WW: flat ~ NA: (2%): weak heavy equipment activity ~ International: +4%, due to strength in Europe and the insulation business
Construction Products	~ WW: +2% ~ Construction NA: +5%, U.S. residential +12% ~ Construction International: +1%, Asia Pacific: +4%, Europe: (3%)
Specialty Products	~ WW: +1% ~ Consumer Packaging: +5%, Hi-Cone and warehouse automation drive growth ~ Appliance WW: (4%)

Note: WW = Worldwide; NA = North America; PLS = Product Line Simplification



Q1 / FY 2014 Guidance

	Guidance	
	Q1	Full Year
Total Revenue	3% - 6%	2% - 4%
Organic Revenue Growth		2% - 3%
Diluted EPS from Continuing Ops	$0.93 - $1.01	$4.30 - $4.50
% F/(U)	*6% - 15%*	*18% - 24%*
Operating Margins		~19%
Tax Rate		~30%
Restructuring	$20M - $30M	~$100M
Share Repurchases		~35M shares

2014 EPS guidance consistent with December 6 outlook



Q&A





Appendix





Appendix
GAAP to Non-GAAP Reconciliations

$ in Millions, except per share amounts	Q4 2013				Q4 2012			
	Total Revenue	Operating Income	Operating Margin	Diluted EPS	Total Revenue	Operating Income	Operating Margin	Diluted EPS
Actual Results (GAAP)	**$3,554**	**$628**	**17.7%**	**$0.92**	**$3,484**	**$524**	**15.0%**	**$1.99**
Decorative Surfaces net gain	-	-	-	-	-	-	-	1.37
Decorative Surfaces equity interest (2012)	-	-	-	-	-	-	-	(0.04)
Decorative Surfaces operating results	-	-	-	-	93	12	12.9%	0.01
Adjusted Results (Non-GAAP)	**$3,554**	**$628**	**17.7%**	**$0.92**	**$3,391**	**$512**	**15.1%**	**$0.65**
Q4 2013 Growth vs. 2012 (Non-GAAP)	***4.8%***	***22.7%***	***260 bps***	***42.9%***				

$ in Millions, except per share amounts	Full Year 2013				Full Year 2012			
	Total Revenue	Operating Income	Operating Margin	Diluted EPS	Total Revenue	Operating Income	Operating Margin	Diluted EPS
Actual Results (GAAP)	**$14,135**	**$2,514**	**17.8%**	**$3.63**	**$14,791**	**$2,475**	**16.7%**	**$4.72**
Decorative Surfaces net gain	-	-	-	-	-	-	-	1.34
Decorative Surfaces equity interest (2012)	-	-	-	-	-	-	-	(0.04)
Decorative Surfaces operating results	-	-	-	-	921	143	15.5%	0.21
Adjusted Results (Non-GAAP)	**$14,135**	**$2,514**	**17.8%**	**$3.63**	**$13,870**	**$2,332**	**16.8%**	**$3.21**
FY 2013 Growth vs. 2012 (Non-GAAP)	***1.9%***	***7.8%***	***100 bps***	***13.1%***				

Appendix
Adjusted Return on Average Invested Capital



The Company uses adjusted return on average invested capital ("adjusted ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Operating income excludes the operating income of the former Decorative Surfaces segment. Invested capital represents the net assets of the Company, excluding cash and equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations, as well as the Company's net investment in the former Decorative Surfaces and Industrial Packaging segments and the equity investment in the Wilsonart business. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

$ in Millions	Full Year	
	2012	2013
Operating income, as reported	$ 2,475	$ 2,514
Adjustment for Decorative Surfaces	(143)	-
Operating income	2,332	2,514
Taxes	(681)	(724)
Tax Rate	29.2%	28.8%
Operating income after taxes	$ 1,651	$ 1,790
Invested capital at end of period:		
Trade receivables	$ 2,742	$ 2,365
Inventories	1,585	1,247
Net plant and equipment	1,994	1,709
Goodwill and intangible assets	7,788	6,885
Accounts payable and accrued expenses	(2,068)	(1,906)
Net assets held for sale	-	1,519
Other, net	798	616
Invested capital	$ 12,839	$ 12,435
Average invested capital	$ 13,160	$ 12,605
Adjustment for Decorative Surfaces	(274)	(169)
Adjustment for Industrial Packaging	(1,504)	(1,477)
Adjusted average invested capital	$ 11,382	$ 10,959
Adjusted Return on average invested capital	14.5%	16.3%

Appendix
Free Operating Cash Flow



The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Quarter		Full Year	
	Q4 2012	Q4 2013	2012	2013
Net cash provided by operating activities	$ 605	$ 708	$ 2,072	$ 2,528
Additions to plant and equipment	(108)	(111)	(382)	(368)
Free Operating Cash Flow	**$ 497**	**$ 597**	**$ 1,690**	**$ 2,160**

Total Debt to Adjusted EBITDA



The Company uses the ratio of total debt to adjusted EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to adjusted EBITDA represents total debt divided by income from continuing operations before interest expense, gain on sale of interest in Decorative Surfaces, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to adjusted EBITDA, see the Company's annual report on Form 10-K for 2012.

$ in Millions	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Short-term debt	$ 459	$ 456	$ 1,301	$ 1,328	$ 3,551
Long-term debt	4,589	4,556	3,771	3,808	2,793
Total debt	$ 5,048	$ 5,012	$ 5,072	$ 5,136	$ 6,344
Income from continuing operations (TTM)	$ 2,233	$ 2,224	$ 2,183	$ 2,144	$ 1,630
Add:					
Interest expense	213	223	232	240	239
Gain on sale of interest in Decorative Surfaces	(933)	(933)	(933)	(933)	-
Other income (expense)	(11)	(49)	(38)	(47)	(72)
Income taxes	973	973	955	1,006	717
Depreciation	277	275	273	270	270
Amortization and impairment of goodwill and other intangible assets	254	253	248	250	252
Adjusted EBITDA (TTM)	$ 3,006	$ 2,966	$ 2,920	$ 2,930	$ 3,036
Total Debt to Adjusted EBITDA	**1.7**	**1.7**	**1.7**	**1.8**	**2.1**



Appendix
Segment Results Q4 2013 vs. 2012

Total Revenue	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Total Organic	**1.1%**	**11.2%**	**(1.2%)**	**4.2%**	**-**	**1.9%**	**1.2%**
Acquisitions	0.2%	-	-	4.6%	2.1%	-	7.1%
Divestitures	(0.1%)	-	-	-	-	-	-
Translation	-	1.2%	(1.2%)	0.9%	(0.4%)	(2.0%)	0.8%
Total Revenue	**1.2%**	**12.4%**	**(2.4%)**	**9.7%**	**1.7%**	**(0.1%)**	**9.1%**

Operating Margin	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Organic Business							
Operating Leverage	40 bps	170 bps	(30 bps)	100 bps	-	60 bps	30 bps
Changes in Variable Margin & Overhead Costs	140 bps	70 bps	70 bps	160 bps	80 bps	290 bps	140 bps
Total Organic	**180 bps**	**240 bps**	**40 bps**	**260 bps**	**80 bps**	**350 bps**	**170 bps**
Acquisitions	-	-	-	(60 bps)	(50 bps)	-	(80 bps)
Divestitures	10 bps	-	-	-	-	-	-
Restructuring	60 bps	(90 bps)	(20 bps)	40 bps	(30 bps)	(10 bps)	(50 bps)
Translation	-	10 bps	-	10 bps	10 bps	(30 bps)	10 bps
Total Operating Margin	**250 bps**	**160 bps**	**20 bps**	**250 bps**	**10 bps**	**310 bps**	**50 bps**

Appendix
Full Year 2013 Segment Results



$ in Millions	Full Year 2013				F/(U) vs. prior year		
	Total Revenue	Operating Income	Operating Margin	Core Margin *	Total Revenue	Organic Revenue	Operating Margin
Test & Measurement and Electronics	$ 2,176	$ 321	14.8%	18.8%	(5.3%)	(6.0%)	(10 bps)
Automotive OEM	2,396	490	20.5%	20.6%	10.4%	9.5%	110 bps
Polymers & Fluids	1,993	335	16.8%	20.8%	(3.4%)	(2.9%)	100 bps
Food Equipment	2,047	385	18.8%	19.7%	5.5%	1.9%	170 bps
Welding	1,837	464	25.3%	25.9%	(0.4%)	(2.3%)	(10 bps)
Construction Products	1,717	238	13.9%	14.7%	(0.5%)	0.5%	230 bps
Specialty Products	2,007	408	20.3%	22.3%	7.3%	1.3%	80 bps
Intersegment	(38)						
Total Segments	**$ 14,135**	**$ 2,641**	**18.7%**	**20.4%**	**1.9%**	**0.2%**	**100 bps**
Decorative Surfaces					(100.0%)	(100.0%)	-
Unallocated	-	(127)					
Total Company	**$ 14,135**	**$ 2,514**	**17.8%**	**19.6%**	**(4.4%)**	**0.2%**	**110 bps**

* Core margin excludes intangible amortization, impairment, and other non-cash acquisition accounting items. See slide 22 for the reconciliation from GAAP to non-GAAP measurements.

Meaningful Progress in Year One: ITW's Enterprise Strategy at Work

Appendix
Operating Margin % Reconciliation



Q4 2013	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Operating Margin %	**15.7%**	**20.4%**	**16.0%**	**19.5%**	**23.1%**	**13.8%**	**17.9%**
Amortization of intangible assets, impairment & other non-cash acquisition accounting items	3.8%	0.1%	4.2%	1.0%	0.6%	0.8%	2.1%
Core Margin %	**19.5%**	**20.5%**	**20.2%**	**20.5%**	**23.7%**	**14.6%**	**20.0%**

Full Year 2013	Test & Measurement & Electronics	Automotive OEM	Polymers & Fluids	Food Equipment	Welding	Construction	Specialty Products
Operating Margin %	**14.8%**	**20.5%**	**16.8%**	**18.8%**	**25.3%**	**13.9%**	**20.3%**
Amortization of intangible assets, impairment & other non-cash acquisition accounting items	4.0%	0.1%	4.0%	0.9%	0.6%	0.8%	2.0%
Core Margin %	**18.8%**	**20.6%**	**20.8%**	**19.7%**	**25.9%**	**14.7%**	**22.3%**